Mail Stop 3561
      October 5, 2005

Michael Enemaerke
Cross Atlantic Commodities, Inc.
1282 Camellia Circle
Weston, FL 33326

      Re:	Cross Atlantic Commodities, Inc.
      Registration Statement on Form SB-2
      Filed September 9, 2005
		File No. 333-1311294

Dear Mr. Enemaerke:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page
1. Since your offering will be self-underwritten and there is no minimum amount of shares that must be sold, please remove the $10,000,000 from the top and proceeds table at the bottom of the cover page.

Prospectus Summary
2. Please include in the summary the complete mailing address and telephone number of your principal executive offices.
3. Please correct the number of shares being offered from
10,000,000
to 2,000,000 and indicate that the 2,000,000 shares are being offered by you and not the selling shareholders.
4. We note your disclosure that the selling security holders will sell at the prevailing market price. As there is no current public market for your securities, a fixed price must be set at which the securities will be sold. You can state that the shares will be sold at a fix price until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or private negotiated prices.

Risk Factors, page 7
5. We note your disclosure on page 25 concerning the potential termination of your commodities contract with Victoria Coffees at the end of October 2005. This is a negative development and a disclosure should be added to your risk factors.
6. In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific material risks to your company or to the purchasers in this offering. For example, we note that the following risk factors appear to contain generic disclosures:

* The coffee industry is highly competitive... page 9
* Changes in the foreign exchange rate... page 10
* Our cash balances in banks... page 12

Please note these are examples only. Review your entire risk factor section and revise as necessary.

Your vote may not affect the outcome..., page 11
7. Please name the principle stockholders.

We do not meet the requirements..., page 11
8. Currently, it appears that you are including more than one risk
factor under this subheading.   It appears that you are describing
the risk that you may not be able to list your stock on an exchange or NASDAQ and the risk associated with being a penny stock. Avoid bundling risks and if a risk is material, provide it with its own descriptive subheading.

Selling Security Holders, page 13
9. Is any selling shareholders a broker-dealer? If so, identify that shareholder as an underwriter.
10. For each selling shareholder that is an affiliate of a broker-dealer, disclose if true:

* The seller purchased the securities to be resold in the ordinary course of business; and

* At the time of the purchase, the seller had no agreements or understandings directly or indirectly, with any person to distribute the securities.

Alternatively, disclose that the shareholder is an underwriter.
We
may have additional comments upon review of your response.

Business, page 15
11. In some places in your prospectus you use terms that are industry specific jargon. For example, you use the terms WUGAR, FOB and CSCE
"C" contract. Please revise to provide context for these terms so a reader not familiar with your industry can understand your use of these terms.
12. We note that you have provided a business description of importing coffee into the United States, including a time line detailing third parties that will perform certain task. However, in your time line we note that you may ship the coffee to Europe. If shipping the coffee to Europe is part of your business, you should provide some information concerning those efforts.
13. Please expand your disclosure to make clear how you will generate profits from your business activities. Also, it appears that your customers are commodities brokers. If this true, please expand your disclosure to provide more information on these relationships. If not, please expand your disclosure to identify your customers.
14. Please provide an expanded explanation of the United States and
Uganda regulations that you will face in importing coffee and any regulatory issues arising from trading coffee on a commodities exchange.

Employees, page 20
15. We note your disclosure that you do not have any employees.
Please revise your disclosure, given that you have three officers.

Use of Proceeds, page 21
16. Please revise your disclosure to add a chart that discloses the maximum amount of proceeds you would receive from the sale of your shares assuming that 25%, 50% and 100% of the shares are sold.

Determination of Offering Price, page 23
17. Please revise to more clearly disclose how you determined the offering price. The existing disclosure states that it was arbitrarily determined. Please clarify what factors you considered in setting your offering price. For example, disclose whether your recent private placements contributed to your offering price determination, the amount of funds you will need to properly capitalize your business efforts or any other factors that were considered.

Management`s Discussion and Analysis and Plan of Operations, page
23
18. Prominently disclose that your auditors have raised
substantial
doubt as to your ability to continue as a going concern.   Also,
disclose you are a development stage company. Further, quantify the amount of funding you will need to rise over the next 12 months to continue in business.
19. Please expand your disclosure to provide greater details on how your business activities well generate revenues. For example, you could provide disclosure on how much the coffee cost in Uganda, the transportation cost, the third parties` cost and the price that it can likely sold be for, such that the reader can understand your business and evaluate the likelihood you will make a profit.
20. Please note that Item 303(b)(1) of Regulation S-B requires, as applicable, a discussion of any known trends, or uncertainties that are reasonably likely to have a material effect on the company`s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would otherwise cause reported financial information not necessarily to be indicative of future operating results or financial condition. For example, you could discuss whether the recent increases in fuel prices will increase your cost of shipping coffee from Uganda to New York and whether you will be able to raise your coffee prices to cover this increase in cost. Please revise to discuss any known trends or uncertainties. For additional guidance, please refer to SEC Releases
33-6835, 33-8056, and 33-8350.
21. We note that you have received $141,817 through a shareholder loan. Please revise your disclosure to name the shareholder. Also, if the loan is with a member of management, please file, if any, the documentation of the loan, e.g. a note or agreement, as an exhibit.

Controls and Procedures, page 27
22. We note your disclosure of controls and procedures. Please revise your disclosure to remove the slash between the two officers` titles and to provide that your officers` conclusions are in accordance with applicable rules. In this regard, please also clearly state that it is the conclusion of your principal executive and principal financial officers that your disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15d-15 (e) under the
Exchange Act) as of the end of the period covered by the report were effective or not effective, based on the evaluation of these controls and procedures required by paragraph (b) of Rule 13a-15 or Rule 15d-
15 under the Exchange Act.

Part II

Item 26. Recent Sales of Unregistered Securities, page 57
23. Please provide more details of the facts relied upon to make the exemptions available in these transactions. Refer to Item 701(d) of
Regulation S-B.

Exhibits

Form of Specimen of Common Stock
24. We note that in your index to exhibits you list exhibit 4(i), Form of Specimen of common stock. It appears that you have not filed this exhibit. Please file exhibit 4(i) with your next amendment.

Non-Binding Letter of Intent
25. Please file as an exhibit your Non-Binding Letter of Intent with
Martell, LLC.

Legal Opinion
26. Given the language in the fourth and fifth paragraph that the opinion is "as of the date hereof" (September 7, 2005), it will be necessary for counsel to file an opinion dated as of the effective date or to remove the modifying language. Further, with your revised counsel`s opinion please include the registration statement`s file number.

***

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Adam Phippen, Accountant, at (202) 551-3336 or
George Ohsiek, Accounting Branch Chief, at (202) 551-3843 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, David Mittelman, Legal Branch Chief, at (202) 551-3214 or me at (202) 551-3720 with any other questions.


      					Sincerely,


      					H. Christopher Owings
      Assistant Director



cc: 	Jody Walker, Esq.
      Via Fax (303) 220-9902

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Michael Enemaerke
Cross Atlantic Commodities, Inc.
October 7, 2005
Page 8